UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

 (Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No Fee Required)

For the fiscal year ended December 31, 2025

 OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No Fee Required)

For the transition period from _______ to _______

Commission file number 1-2376

FMC CORPORATION SAVINGS AND INVESTMENT PLAN
Full title of the plan and the address of the plan, if different from that of the issuer named below

FMC CORPORATION
2929 WALNUT STREET
PHILADELPHIA, PA 19104

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To Plan Participants and Plan Administrator
FMC Corporation Savings and Investment Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the FMC Corporation Savings and Investment Plan (the Plan) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years ended December 31, 2025 and 2024, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/MITCHELL & TITUS, LLP

We have served as the Plan’s auditor since 2020.
Philadelphia, Pennsylvania
June 24, 2026

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024
(in thousands)
	2025	2024
Assets:
Investments at fair value	$664,967	$621,504
Receivables:
Contributions receivable	8,279	8,310
Notes receivable from participants	3,290	3,408
Net assets available for benefits	$676,536	$633,222

See accompanying Notes to Financial Statements.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2025 and 2024
(in thousands)

	2025	2024
Additions:
Interest and dividend income	$9,530	$10,842
Net appreciation in fair value of investments	75,215	74,987
Contributions:
Participants	16,869	18,155
Rollovers	2,030	5,308
Employer	14,941	14,581
Total additions	$118,585	$123,873
Deductions:
Benefits paid to participants	$74,894	$124,772
Administrative expenses	377	226
Total deductions	$75,271	$124,998

Net increase (decrease)	$43,314	$(1,125)
Net assets available for benefits, beginning of year	633,222	634,347
Net assets available for benefits, end of year	$676,536	$633,222

See accompanying Notes to Financial Statements.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2025 and 2024

Note 1 - Description of the Plan
The following description of the FMC Corporation Savings and Investment Plan (the "Plan") provides only general information. A more complete description of the Plan's provisions may be found in the Plan Document.
a.    General
The Plan is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code, which covers substantially all employees of FMC Corporation (FMC, the Company or the Plan Sponsor), other than employees who generally reside or work outside of the United States. Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). The Plan is administered by the Employee Welfare Benefits Plan Committee of FMC Corporation.
b.    Contributions
Participants may elect to defer no more than 50% of their eligible compensation, and contribute it to the Plan's trust on a pretax (i.e. traditional 401(k)) or after-tax (i.e. Roth 401(k)) basis up to the Internal Revenue Code Section 402(g) limit for 2025 of $23,500. Participants who are aged 50 or older by the end of the plan year may elect to contribute pretax or after-tax catch up contributions, up to a maximum of $7,500. Participants may also elect to make traditional after-tax contributions (all contributions not to exceed 50% of the total compensation in aggregate).
Employees will be automatically enrolled at a contribution rate of 5% of pre-tax eligible pay. Employees who do not want to be automatically enrolled may opt out by electing a 0% contribution rate.
For eligible employees participating in the Plan, the Company makes matching contributions of 80% of the portion of those contributions up to 5% of the employee's compensation (Basic Contribution). The Company matching contributions are paid in the form of cash and are allocated to participant accounts based upon the participant's investment elections. For the 2025 plan year, total annual contributions from all sources, other than catch-up contributions, were limited to the Internal Revenue Code Section 415(c) limit of the lesser of 100% of compensation or $70,000.
In addition to the Basic Contribution, all newly hired and rehired salaried and nonunion hourly employees of the Company beginning July 1, 2007 receive an annual employer core contribution of 5% of the employee's eligible compensation. This amount is contributed to the employee's account after the end of each plan year. This change was instituted for these employees effective July 1, 2007, since these employees are not eligible for the Company's defined benefit plan. Also, effective February 1, 2013, existing and newly hired Middleport union employees, except for certain employees who were grandfathered in the defined benefit plan, are eligible for the annual employer core contribution. Additionally, the 5% core contribution funds are included in the 415(c) limit described above but not in the 402(g) limit on pretax contributions of $23,500, which is described above. The amount of these 5% core contributions included in the statements of changes in net assets available for benefits were approximately $8.3 million for each of the years ended December 31, 2025 and 2024, respectively.
With the approval of the Plan Administrator, participants are allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans to the Plan.
c.    Participant Account Activity
Each participant's account is credited with the participant's contributions, employer matching contributions, and allocations of plan earnings and losses, as determined by the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Effective March 1, 2017, the FMC Stock Fund is closed to new contributions and participants’ investment in the FMC Stock Fund is limited to no more than 20% of their total Plan account balance.
d.    Trust
The Company established a trust (the "Trust") at Fidelity Management Trust Company (the "Trustee") for investment purposes as part of the Plan. The recordkeeper of the Plan, Fidelity Investments Institutional Operations Company, is an affiliate of the Trustee.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2025 and 2024
e.    Investment Options
Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments to each investment option selected. Participants may also elect to have professionals at the Trustee help manage the investments under a program called Fidelity® Personalized Planning & Advice. Certain investment options of the Plan qualify for Class K based on volume held by the Plan in these funds. Class K offers the Plan a lower expense ratio compared to similar retail classes. Investment options for both participant and trustee-directed investments are further described in Note 3.
f.    Vesting
All matching contributions, core contributions, and any related earnings are immediately vested for active employees.
g.    Payment of Benefits
Upon termination of service, death or disability, any participant or, if applicable, his or her beneficiary may elect to immediately receive a lump-sum distribution equal to the vested balance of his or her account. Upon attainment of age 59 1/2, participants who are employed by the Company can elect in-service distribution of all vested accounts. Participants or beneficiaries whose accounts were valued at not less than $1,000 upon termination are able to elect to defer their lump-sum distribution, take distribution in the form of periodic payments or receive installments (annually, quarterly, or monthly) over a certain period that may not exceed the joint life expectancy of the participant and beneficiary.
h.    Participant Withdrawals and Loans
The Plan allows participants to make hardship cash withdrawals (subject to income taxation and Internal Revenue Service penalties) from some or all of his or her vested account balances. Withdrawals from participants' after-tax and rollover accounts may be made at any time. Eligible participants may also receive money from the Plan in the form of loans. Loans are secured by participant accounts and repaid through payroll deductions. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, less the balance of any outstanding loans, or 50% of the participant's vested account balance. The Plan limits participant loans to one outstanding loan at any time. Additionally, a 30-day waiting period is required before a participant can initiate a new loan from an employee plan account after the outstanding loan is paid in full. Loans must be repaid over a period not greater than 60 months with the exception of loans used for the purchase of a primary residence, which may be repaid over a maximum of 240 months with interest charged at the prime rate at loan inception. As of December 31, 2025, the interest rates on the participant loans ranged from 3.25% to 8.50%.
i.    Forfeited Accounts
Forfeitures by participants of non-vested matching contributions ("Forfeitures") may be used to pay future plan expenses. In 2025 and 2024, there were no Forfeitures reducing employer matching contributions. No plan expenses were paid from Forfeitures in 2025 and 2024. Forfeitures available to pay future plan expenses were approximately $299 thousand at December 31, 2025 and $166 thousand at December 31, 2024.
j.    Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
Note 2 - Summary of Significant Accounting Policies
The following are the significant accounting policies followed by the Plan:
a.    Basis of Accounting
The Plan's financial statements have been prepared using the accrual basis of accounting.
b.    Investment Valuation and Income Recognition
The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between participants at the measurement date. See Note 4 for a discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2025 and 2024
c.    Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable from a participant are reclassified as distributions based upon the terms of the Plan document.
d.    Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
e.    Risks and Uncertainties
The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit risks and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
f.    Payment of Benefits
Benefit payments are recorded when paid.
g.    Plan Expenses
The compensation and expenses of the Trustee are paid by participants and the Company. All other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants' accounts as provided for in the Plan.
Note 3 - Description of Investments
The objectives of the primary investments in which participants were invested in during 2025 are described below.
Common Stock:
FMC Stock - Funds are invested in the common stock of the Company.
Mutual Funds:
Large Cap Equity:
T. Rowe Price Large-Cap Value Fund I Class - The fund will normally invest at least 80% of its net assets (including any borrowings for investment purposes) in securities of large-cap companies that the portfolio manager regards as undervalued.
Vanguard Institutional Index Fund Institutional "Plus" Shares - The fund employs an indexing investment approach designed to track the performance of the Standard & Poor (S&P) 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies.
Mid Cap Equity:
Fidelity® Low-Priced Stock K6 Fund - The fund is heavily invested in low-priced common stocks, which are defined as those priced at or below $35 per share or with an earnings yield at or above the median for the Russell 2000 Index. This approach can lead to investments in small and medium-sized companies.
Vanguard Extended Market Index Fund Institutional Shares - The fund employs an indexing investment approach designed to track the performance of S&P Completion Index, a broadly diversified index of stocks of small and mid-size U.S. companies.
International Equity:
Fidelity® Diversified International K6 Fund - The fund invests primarily in non-U.S. securities and allocates investments across different countries and regions. It uses fundamental analysis of factors such as each issuer's financial condition and industry position, as well as market and economic conditions, to select investments.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2025 and 2024
Vanguard Total International Stock Index Fund Institutional Shares - The fund employs an indexing investment approach designed to track the performance of the FTSE Global All Cap ex US Index, a float-adjusted market capitalization-weighted index designed to measure equity market performance of companies located in developed and emerging markets, excluding the United States.
Fixed Income:
Vanguard Total Bond Market Index Fund Institutional Shares - The fund seeks to track the performance of Bloomberg U.S. Aggregate Float Adjusted Index, which measures the performance of a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States - including government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities, all with maturities of more than one year. All of the fund's investments are selected through the sampling process, and at least 80% of its assets are invested in bonds held in the index.
Money Market Fund:
Fidelity® Government Money Market Fund - The fund is invested in short-term obligations of the U.S. government or its agencies, including cash, US government securities and repurchase agreements.
Collective Investment Trusts:
Large Cap Equity:
Fidelity® Blue Chip Growth Commingled Pool Class A - The portfolio normally invests at least 80% of assets in blue chip companies, which are defined as companies whose stock is included in the S&P 500 Index or the Dow Jones Industrial Average and companies with market capitalizations of at least $1 billion if not included in either index. This generally includes a broad list of equity issues across several market categories, and includes foreign and domestic issuers.
Mid Cap Equity:
Westfield Small/Mid Cap Growth Equity CIT Class D - The fund seeks long-term growth of capital and, under normal circumstances, will invest at least 80% of the sub-advised fund's assets in small mid cap equity investments.
Fixed Income:
Loomis Sayles Core Plus Fixed Income Class F - The fund invests primarily in the US fixed income markets. It invests in diversified portfolios to seek consistent returns by employing an integrated approach driven by top-down sector insights and deep fundamental security research. Sector selection is developed in concert with individual security selection and fundamental industry analysis. The fund is well diversified and positioned in securities and strategies that the fund manager expects to be effective contributors to moderate long-term risk adjusted relative investment performance.
Target Date:
Vanguard Target Retirement Trusts - A series of asset allocation funds: Vanguard Target Retirement Income Trust II, Vanguard Target Retirement Income and Growth Trust II, Vanguard Target Retirement 2020 Trust II, Vanguard Target Retirement 2025 Trust II, Vanguard Target Retirement 2030 Trust II, Vanguard Target Retirement 2035 Trust II, Vanguard Target Retirement 2040 Trust II, Vanguard Target Retirement 2045 Trust II, Vanguard Target Retirement 2050 Trust II, Vanguard Target Retirement 2055 Trust II, Vanguard Target Retirement 2060 Trust II, Vanguard Target Retirement 2065 Trust II and Vanguard Target Retirement 2070 Trust II. The income trust and the income and growth trust invest in other Vanguard funds according to an asset allocation strategy designed for investors currently in retirement. The additional 11 target date trusts are designed for investors who want a simple approach to investing for retirement by investing in a collection of other Vanguard mutual funds by targeting their retirement dates.
Stable Value:
Managed Income Portfolio II Class 2 - The fund invests in benefit-responsive investment contracts issued by insurance companies and other financial institutions ("Contracts"), fixed income securities, and money market funds. Under the terms of the Contracts, the assets of the fund are invested in fixed income securities (which may include, but are not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities, and collective investment vehicles and shares of investment companies that invest primarily in fixed income securities) and shares of money market funds.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2025 and 2024

Note 4 - Fair Value Measurements
The Plan has categorized its assets that are recorded at fair value, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest level to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest level to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs other than Level 1 that are observable, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.
Level 3 - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement. These unobservable inputs reflect the Plan's own assumptions about the assumptions a market participant would use in pricing the asset or liability. There were no Level 3 assets held as of December 31, 2025 and 2024.
If the inputs used to measure a financial asset or liability fall within different levels of the fair value hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 as compared to December 31, 2024.
Common Stock:
Common stock is valued at the closing price reported on the active exchange or market in which the individual asset is traded and, therefore, is presented as Level 1.
Mutual Funds:
The fair value of the mutual funds, excluding the money market fund below, is based on the net asset value ("NAV"), which is the readily determinable fair value of the fund. The NAV of these mutual funds is quoted daily on an active market, and, therefore, mutual funds are presented as Level 1.
Money Market Fund:
The Plan holds an investment in the Fidelity Government Money Market Fund. Fair value of the money market fund is based on NAV; however, because the securities are not actively quoted, this investment is categorized as a Level 2 in the fair value hierarchy below.
Collective Investment Trusts:
The fair value of collective investment trusts is based on the fair value of underlying securities, which include equity securities of foreign and domestic issuers, fixed income securities, and government securities. Therefore, these investments are classified within Level 2 of the fair value hierarchy below.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2025 and 2024
The following tables present the Plan's fair value hierarchy for those financial assets measured at fair value on a recurring basis in the Plan's statements of net assets available for benefits as of December 31, 2025 and 2024. The Plan currently does not have any nonfinancial assets, nonfinancial liabilities, financial assets, or financial liabilities measured at fair value on a nonrecurring basis.

(in thousands)	December 31, 2025	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Common Stock	$4,782	$4,782	$—	$—
Mutual Funds:
Large Cap Equity	162,025	162,025	—	—
Mid Cap Equity	37,349	37,349	—	—
International Equity	42,468	42,468	—	—
Fixed Income	15,191	15,191	—	—
Money Market Fund	302	—	302	—
Collective Investment Trusts:
Large Cap Equity	81,888	—	81,888	—
Mid Cap Equity	8,028	—	8,028	—
Fixed Income	21,203	—	21,203	—
Target Date	256,243	—	256,243	—
Stable Value	35,488	—	35,488	—
Investment assets at fair value	$664,967	$261,815	$403,152	$—

(in thousands)	December 31, 2024	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Common Stock	$17,342	$17,342	$—	$—
Mutual Funds:
Large Cap Equity	144,063	144,063	—	—
Mid Cap Equity	34,580	34,580	—	—
International Equity	32,358	32,358	—	—
Fixed Income	12,497	12,497	—	—
Money Market Fund	166	—	166	—
Collective Investment Trusts:
Large Cap Equity	81,319	—	81,319	—
Mid Cap Equity	13,277	—	13,277	—
Fixed Income	18,161	—	18,161	—
Target Date	228,236	—	228,236	—
Stable Value	39,505	—	39,505	—
Investment assets at fair value	$621,504	$240,840	$380,664	$—

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2025 and 2024
Note 5 - Tax Status
The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated December 23, 2015 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax and ERISA counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC, and therefore, believe that the Plan is qualified and the related trust is tax-exempt.
In accordance with U.S. GAAP, plan management analyzed the tax positions taken by the Plan and concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2022.
Note 6 - Related-Party Transactions
Certain plan investments are managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management and certain administrative services amounted to approximately $377 thousand and $226 thousand for the years ended December 31, 2025 and 2024, respectively.
Note 7 - Subsequent Events
Management evaluated subsequent events for the Plan through June 24, 2026, the date the financial statements were available to be issued. Such evaluation resulted in no adjustments to the accompanying financial statements.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2025
(In thousands, except shares)

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current Value
FMC Stock*	FMC Corporation Common Stock, 344,660 shares (the cost basis of the FMC Stock at December 31, 2025 totaled $10,921)	$4,782
Fidelity Blue Chip Growth Commingled Pool Class A*	Large Cap Equity Collective Investment Trust	81,888
Westfield Small/Mid Cap Growth Equity CIT Class D	Mid Cap Equity Collective Investment Trust	8,028
Loomis Sayles Core Plus Fixed Income Class F	Fixed Income Collective Investment Trust	21,203
Vanguard Target Retirement Income Trust II	Target Date Collective Investment Trust	19,338
Vanguard Target Retirement Income and Growth Trust II	Target Date Collective Investment Trust	360
Vanguard Target Retirement 2020 Trust II	Target Date Collective Investment Trust	19,560
Vanguard Target Retirement 2025 Trust II	Target Date Collective Investment Trust	23,916
Vanguard Target Retirement 2030 Trust II	Target Date Collective Investment Trust	42,267
Vanguard Target Retirement 2035 Trust II	Target Date Collective Investment Trust	32,911
Vanguard Target Retirement 2040 Trust II	Target Date Collective Investment Trust	38,449
Vanguard Target Retirement 2045 Trust II	Target Date Collective Investment Trust	26,157
Vanguard Target Retirement 2050 Trust II	Target Date Collective Investment Trust	25,459
Vanguard Target Retirement 2055 Trust II	Target Date Collective Investment Trust	16,044
Vanguard Target Retirement 2060 Trust II	Target Date Collective Investment Trust	8,740
Vanguard Target Retirement 2065 Trust II	Target Date Collective Investment Trust	2,857
Vanguard Target Retirement 2070 Trust II	Target Date Collective Investment Trust	185
Managed Income Portfolio II Class 2*	Stable Value Collective Investment Trust	35,488
T. Rowe Price Large-Cap Value Fund I Class	Large Cap Equity Mutual Fund	9,879
Vanguard Institutional Index Fund Institutional "Plus" Shares	Large Cap Equity Mutual Fund	152,146
Fidelity Low-Priced Stock K6 Fund*	Mid Cap Equity Mutual Fund	15,273
Vanguard Extended Market Index Fund Institutional Shares	Mid Cap Equity Mutual Fund	22,076
Fidelity Diversified International K6 Fund*	International Equity Mutual Fund	16,651
Vanguard Total International Stock Index Fund Institutional Shares	International Equity Mutual Fund	25,817
Vanguard Total Bond Market Index Fund Institutional Shares	Fixed Income Mutual Fund	15,191
Fidelity Government Money Market Fund*	Money Market Fund	302
Total Investments at Fair Value		$664,967
Notes receivables from participants* (1)	Varying rates of interest, ranging from 3.25% to 8.50%, maturing 2026 to 2045	3,290
Total		$668,257

* Represents a party-in-interest to the Plan.
(1) Current value represents unpaid principal balance plus any accrued but unpaid interest.

Signature
The Plan
Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FMC CORPORATION (Registrant)

By:	/s/ ANDREW D. SANDIFER
Andrew D. Sandifer Executive Vice President and Chief Financial Officer
Date: June 24, 2026

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Mitchell and Titus LLP, Independent Registered Public Accounting Firm

101	Interactive Data File (The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.)